Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.	Name of corporation:

Oxford Ventures, Inc.

2.	The articles have been amended as follows (provide article numbers, if available):

Article IV has been amended by amending and restating in full Article IV of the Articles of Incorporation as follows:

ARTICLE IV

All issued and outstanding shares of Common Stock, par value $.001 per share ("Old Common Stock"), outstanding as of the close of business on March 29, 2006 (the "Effective Date") shall automatically and without any action on the part of the holder of the Old Common Stock be converted into 0.0025 times the number of shares of Old Common Stock, par value $.001 per share ("New Common Stock"). Each holder of a certificate or certificates which immediately prior to the Effective Date represented outstanding shares of Old Common Stock (the "Old Certificates") shall, from and after the Effective Date, be entitled to receive a certificate or certificates (the "New Certificates") representing the shares of New Common Stock into which the shares of Old Common Stock formerly represented by such Old Certificates are converted under the terms hereof. Prior to the Effective Date, there are 399,999,704 shares of issued and outstanding shares of Old Common Stock. On the Effective Date, there will be approximately 1,000,000 issued and outstanding shares of New Common Stock.

Upon completion of the reverse stock split in the preceding paragraph, the total number of shares of stock which the corporation shall have authority to issue is Two-Hundred Million and Twenty Thousand (200,020,000) shares, of which Two-Hundred Million (200,000,000) shares shall be Common Stock, $0.001 par value per share, and Twenty-Thousand (20,000) shares shall be Preferred Stock, $0.001 par value per share (the "Preferred").

The Preferred may be issued from time to time in one or more series. The Board of Directors of the corporation is authorized from time to time to designate by resolution, one or more series of preferred stock, and the powers, preferences and rights, and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof as shall be permitted by Nevada law, and to fix or alter the number of shares comprising any such series and the designation thereof.

3.
The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: Approved (100% of stockholders voting at Special Meeting)

4.	Effective date of filing (optional): 3/29/2006

5.	Officer Signature (required): /s/ Daniel Leonard